Exhibit 99.1

Immunocore Reports 2022 Financial Results and Provides Business Update

KIMMTRAK / tebentafusp net revenues of £42 million ($51 million) in Q4 2022 and £117 million ($141 million) in 2022; approved in over 30 countries and nearly 200 patients on global early access program

Enrolling IMC-F106C (PRAME-HLA-A02) in monotherapy and combination arms of Phase 1/2 clinical trial and expanding PRAME franchise, including first-in-class PRAME-HLA-A24 target and a PRAME HLA-A02 half-life extension

IND planned for first-in-class ImmTAC targeting PIWIL1 for colorectal and other gastrointestinal cancers in Q4 2023

Completed single ascending dose escalation part of IMC-M113V Phase 1 trial in people living with HIV and presented data at CROI 2023; multiple ascending dose portion of trial is enrolling

Cash and cash equivalents of $401.6 million as of December 31, 2022; cash runway into 2026 with projected KIMMTRAK revenues

Conference call today, March 1st at 8:00 AM ET, 1:00 PM GMT

(OXFORDSHIRE, England & CONSHOHOCKEN, Penn. & ROCKVILLE, Md., US, 1 March, 2023) Immunocore Holdings plc (Nasdaq: IMCR), a commercial-stage biotechnology company pioneering the development of a novel class of T cell receptor (TCR) bispecific immunotherapies designed to treat a broad range of diseases, including cancer, infectious diseases and autoimmune conditions, today announced its financial results for the fourth quarter and year ended December 31, 2022, and provided a business update.

“We are proud that KIMMTRAK, the world’s first commercialized TCR therapy, has been approved in over 30 countries for patients with metastatic uveal melanoma. In 2023, we will make it available to even more patients with launches planned in additional countries and through enrollment of cutaneous melanoma patients into our registrational tebentafusp trial,” said Bahija Jallal, Chief Executive Officer of Immunocore. “We are also focused on progressing our PRAME clinical programs with ongoing expansion arms in multiple tumor types. Our platform continues to deliver first-in-class oncology programs, like PIWIL1, and several infectious disease candidates.”

Full Year and Fourth Quarter 2022 Highlights (including post-period)

Financial Results

Total net product and net pre-product revenue (or “net sales”) arising from the sales of KIMMTRAK (tebentafusp) were £42.3 million (or $51.1 million) in the fourth quarter of 2022, of which £32.1 million (or $38.8 million) was in the United States, £10.1 million (or $12.2 million) in Europe and £0.1 million (or $0.1 million) in international regions. For the year ended December 31, 2022, the Company generated total revenue from the sale of KIMMTRAK and tebentafusp in the amount of £116.8 million (or $141.1 million), of which £80.4 million (or $97.2 million) was in the United States, £35.5 million (or $42.9 million) in Europe and £0.9 million (or $1.1 million) in international regions.

R&D expenses for the year 2022 were £89.2 million (or $107.9 million), compared to £73.2 million for the year 2021. Selling and Administrative expenses for the year 2022 were £93.7 million (or $113.2 million), compared to £88.4 million for the year 2021.

Net loss for the fourth quarter of 2022 was £25.2 million (or $30.4 million) compared to a net loss of £39.4 million in the same period in 2021, and full year net loss for 2022 was £41.24 million (or $49.8 million) compared to a full year net loss of £131.5 million in 2021.

The fourth quarter basic and diluted loss per share for was $0.63, compared to $1.21 on December 31, 2021. Basic and diluted loss per share for the year ended December 31, 2022 was $1.09, compared to $4.19 for 2021.

Cash and cash equivalents for the year ended December 31, 2022 were £332.5 million (or $401.6 million). The Company’s current cash position and projected KIMMTRAK revenue provides a projected cash runway into 2026.

KIMMTRAK® (tebentafusp-tebn) for metastatic uveal melanoma

During the fourth quarter of 2022, the Company continued to add new accounts prescribing KIMMTRAK in the United States, Germany, and France. As of December 31, 2022 there were 240 new accounts prescribing KIMMTRAK in the United States, which brings the capture rate of these accounts, according to the Company’s internal estimates, to 50% of potentially eligible patients. There were 100 new accounts prescribing KIMMTRAK in Germany and France, which brings the capture rate to approximately 80% of the eligible patient population. In the United States, Germany, and France the commercial team is focused on treating patients closer to home. In the three countries where KIMMTRAK is commercially available the real-world mean duration of treatment for KIMMTRAK continues increasing to the 9 months observed in the Phase 2 and 3 clinical trials.

During the fourth quarter of 2022, the Company received numerous awards and positive recognitions for KIMMTRAK’s clinical benefit. In November, the Company was awarded the SCRIP award in the UK in the ‘Best New Drug’ category, and in December, the prestigious Prix Galien France 2022 award in the ‘Medicine in Innovative Therapeutics’ category, for KIMMTRAK. KIMMTRAK's clinical benefit to patients was recognized with Germany’s G-BA (Gemeinsamer Bundesausschuss) granting the therapy a considerable added benefit rating, as well as in France, where the HAS transparency committee granted an ASMR III and a SMR rating of important. These recommendations build upon the positive recommendations by American Society of Clinical Oncology (ASCO) and National Comprehensive Cancer Network (NCCN) in the second quarter of 2022. KIMMTRAK was approved by the U.S. Food and Drug Administration; the European Commission; and health authorities in the United Kingdom, Australia and Canada in the first half of 2022.

The Company is undergoing reimbursement discussions in a number of countries, including Germany and France where the Company is currently receiving revenues. The Company expects reimbursement decisions in one additional major European country by mid-2023 and up to five smaller countries by end of 2023.

In November 2022, the Company and Medison Pharma Ltd. (“Medison”) amended and restated their exclusive distribution agreement for KIMMTRAK originally entered into in September 2021. Medison is the exclusive distribution partner for KIMMTRAK in Canada, Australia, New Zealand, Israel, Central and Eastern Europe, and following this amendment South and Central America, and the Caribbean.

Tebentafusp Phase 2/3 trial in advanced melanoma

The Company is screening patients in its Phase 2/3 clinical trial of tebentafusp in patients with previously treated advanced melanoma. The trial will enroll patients with advanced melanoma, excluding uveal melanoma, who have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a tyrosine kinase inhibitor (TKI). Patients will be randomized to one of three arms including tebentafusp, as monotherapy or in combination with an anti-PD1, and a control arm. The Phase 2 portion of the trial will include 40 patients per arm and has a dual primary endpoint of overall survival (OS) and circulating tumor DNA (ctDNA) reduction.

IMC-F106C targeting PRAME-A02 in multiple solid tumors

The Company’s planned global expansion of the clinical trial footprint for PRAME-A02 studies is underway, with additional patients now being recruited into the Phase 1/2 monotherapy and combination expansion arms in order to characterize the breadth of clinical activity across multiple tumor types. Initial Phase 1 data with IMC-F106C targeting PRAME (PRAME-A02) was presented at the European Society for Medical Oncology (ESMO) Congress 2022, and the Company initiated four expansion arms—cutaneous melanoma, ovarian, non-small cell lung cancer (NSCLC), and endometrial cancers. The combinations with standards-of-care (checkpoint inhibitors, chemotherapy, and tebentafusp) will position the Company to explore IMC-F106C in earlier lines of treatment. The Company expects to report data from the monotherapy and combination arms by the first half of 2024.

Expansion of PRAME franchise: IMC-T119C (PRAME-A24) & IMC-P115C (PRAME-A02 HLE)

In January 2023, the Company revealed the addition of two new PRAME ImmTAC candidates for solid tumors to the pipeline.  Building on enthusiasm for IMC-F106C targeting PRAME HLA-A02, the Company has expanded its franchise targeting PRAME.

IMC-F106C is an ImmTAC targeting PRAME for patients with HLA-A02, which is expressed in approximately 40% of Western populations (United States, Canada, EU). In order to expand the potential of TCR therapy targeting PRAME, the Company is developing IMC-T119C, a first-in-class ImmTAC product candidate targeting a PRAME peptide presented by HLA-A24. HLA-24 is an HLA-type that is estimated to be present in 60% of people in Japan and 15-20% in Western populations.

In addition, the Company is developing IMC-P115C, a half-life extended (HLE) ImmTAC product candidate targeting PRAME-A02, with the aim of improving patient convenience. IMC-P115C targets the same PRAME-A02 peptide and uses the same CD3 end and TCR specificity as IMC-F106C.

The Company plans to submit investigational new drug applications (INDs) for these two ImmTAC candidates in 2024.

First-in-class ImmTAC candidate – IMC-R117C (PIWIL1)

In January 2023, the Company announced an ImmTAC targeting a novel protein for colorectal and other gastrointestinal cancers. The Company has leveraged its proprietary peptidomic database to validate a novel target, PIWIL1. PIWIL1 is believed to play a role in tumor progression and is expressed across a range of tumors including colorectal, which is historically insensitive to immune checkpoints, as well as gastro-esophageal, and pancreatic cancer. PIWIL1 is also reported to be a negative prognostic marker. The Company believes IMC-R117C is the first PIWIL1 targeted immunotherapy and plans to submit an IND in the fourth quarter of 2023.

IMC-C103C targeting MAGE-A4

In December 2022, the Company presented Phase 1 data for IMC-C103C in a poster presentation at the ESMO Immuno-Oncology 2022 Congress.

In February 2023, Genentech accepted Immunocore’s proposal to cease co-funding the development of MAGE-A4 HLA-A02 targeted programs, except for Immunocore’s equal share of the wind-down costs of the IMC-C103C Phase 1 clinical trial. The clinical trial with IMC-C103C is nearing completion and Immunocore does not plan to enroll additional patients. Immunocore is eligible to receive development and commercial milestone payments plus royalties from Genentech on any sales of MAGE-A4 HLA-A02 targeted products arising under the Genentech agreement.

ImmTAV® clinical programs

In February 2023, the Company presented initial safety and pharmacodynamic activity data with IMC-C113V, the first soluble TCR therapy for people living with Human Immunodeficiency Virus (HIV), at the Conference on Retroviruses and Opportunistic Infections (CROI) 2023. IMC-M113V is an immunotherapeutic approach designed to specifically eliminate CD4+ cells that are persistently infected with HIV (‘reservoirs’). All doses (1.6 mcg, 5 mcg, and 15 mcg) of IMC-M113V were well tolerated and not associated with cytokine release syndrome or neurotoxicity of any grade. There were no serious adverse events, nor significant changes in hematology or chemistry. Plasma viral load remained suppressed throughout dosing and follow-up. In addition, transient, dose-dependent increases in serum IL6 occurred 8-24 hours post-infusion. Five out of the ten participants who received the 15-mcg dose showed a >4-fold rise in IL6, which had been prespecified as indicative of pharmacodynamic activity based on prior experience from clinical trials with KIMMTRAK.

The Company has started enrolling people living with HIV in the multiple ascending dose (MAD) part of the trial, to identify a safe and tolerable dosing schedule that could lead to reduction in the viral reservoir and control of HIV after stopping antiretroviral therapies (ART), or functional cure. The MAD trial will enroll up to 28 participants.

In the second quarter of 2022, the Company presented data from the first three patients in the first-in-human clinical trial of IMC-I109V for chronic hepatitis B at the EASL International Liver Congress. In this first cohort, the three patients received a single dose of 0.8 mcg, based on the minimum anticipated biological effect level (MABEL). The dose in this initial cohort was well tolerated and was not associated with adverse events and resulted in a transient, small decrease in serum HBsAg with concomitant minor increase in alanine transaminase (ALT). The Company is enrolling patients in the single ascending dose portion of the trial.

Corporate and financial updates

In December 2022, the Company entered into an agreement with Gadeta B.V., to develop the first gamma delta (γδ) TCR ImmTAC for solid tumors, including colorectal cancer. Immunocore will collaborate with Gadeta on ‘201 γδ-TCR target discovery and has an option to develop ImmTAC therapies derived from the ‘201 TCR as part of the research collaboration.

Financial Results

Basic and diluted loss per share was £0.54 (or $0.63) and £0.90 (or $1.09) for the quarter and year ended December 31, 2022, respectively, as compared to a basic and diluted loss per share of £0.90 and £3.10, respectively, for the same periods in 2021. Total operating loss for the quarter and year ended December 31, 2022, was £22.3 million (or $27.0 million) and £39.6 million (or $47.8 million), respectively, as compared to £37.8 million and £135.2 million respectively for the same periods in 2021.

For the fourth quarter and year ended December 31, 2022, we generated total revenue from the sale of therapies of £42.3 million ($51.1 million) and £116.8 million ($141.1 million), respectively, due to the sale of KIMMTRAK and tebentafusp, of which £32.1 million ($38.8 million) and £80.4 million ($97.2 million), respectively was in the United States, £10.1 million ($12.2 million) and £35.5 million ($42.9 million), respectively, was in Europe, and £0.1 million ($0.1 million) and £0.9 million ($1.1 million), respectively, was in the rest of the world. We received marketing approval for KIMMTRAK in the United States, Europe and other territories in the year ended December 31, 2022, and did not have marketing approval for, and thus no product revenue from, KIMMTRAK in the year ended December 31, 2021.

For the fourth quarter and year ended December 31, 2022, our research and development (“R&D”) expenses were £27.1 ($32.8 million) and £89.2 million (or $107.9 million), respectively as compared to £20.1 million and £73.2 million for the quarter and year ended December 31, 2021. These increases were due to increased expenses in connection with our IMC-F106C program and increased headcount and laboratory costs. The Company expects R&D expenses to increase in future periods as the Company advances its trials and further develops clinical and preclinical pipeline candidates.

For the quarter and year ended December 31, 2022, our selling and administrative expenses were £43.1 million ($52.1 million) and £93.7 million (or $113.2 million), respectively, compared to £24.4 million and £88.4 million for the quarter and year ended December 31, 2021. These increases were related to higher selling and distribution costs following regulatory approval of KIMMTRAK and an increase in headcount costs (excluding share-based payment charges, which reduced in 2022). Our administrative expenses also increased in the fourth quarter of 2022 due to approximately $15 million of non-cash foreign exchange losses, primarily on U.S. dollar balances.

Cash and cash equivalents were £332.5 million (or $401.6 million) as of December 31, 2022, as compared to £237.9 million (or $321.1 million) as of December 31, 2021. We expect that our existing cash, along with anticipated revenue from KIMMTRAK, will be sufficient to fund our planned operating expenses, financial commitments and other cash requirements into 2026.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended December 31, 2022 into U.S. dollars at a rate of £1.00 to $1.2077.

Audio Webcast

Immunocore will host a conference call today, March 1, 2023 at 8:00 A.M. ET/ 1:00 PM GMT, to discuss the fourth quarter and full year 2022 financial results and provide a business update. The call will also be available via webcast by visiting the Events & Presentations section on Immunocore’s website. A replay of this webcast will be available for 30 days.

Conference Call Details:
U.S. (toll-free): 877-405-1239
International (toll): +1 201-389-0851

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About KIMMTRAK®
KIMMTRAK is a novel bispecific protein comprised of a soluble T cell receptor fused to an anti-CD3 immune-effector function. KIMMTRAK specifically targets gp100, a lineage antigen expressed in melanocytes and melanoma. This is the first molecule developed using Immunocore’s ImmTAC technology platform designed to redirect and activate T cells to recognize and kill tumor cells. KIMMTRAK has been approved for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma in the United States, European Union, Canada, Australia, and the United Kingdom.

About Phase 3 IMCgp100-202 Trial
IMCgp100-202 (NCT03070392) is a randomized pivotal trial that evaluated overall survival (OS) of KIMMTRAK compared to investigator’s choice (either pembrolizumab, ipilimumab, or dacarbazine) in HLA-A*02:01-positive adult patients with previously untreated mUM. KIMMTRAK demonstrated an unprecedented OS benefit with a Hazard Ratio (HR) in the intent-to-treat population favoring KIMMTRAK, HR=0.51 (95% CI: 0.37, 0.71); p< 0.0001, over investigator’s choice (82% pembrolizumab; 13% ipilimumab; 6% dacarbazine).

IMPORTANT SAFETY INFORMATION

Cytokine Release Syndrome (CRS), which may be serious or life-threatening, occurred in patients receiving KIMMTRAK. Monitor for at least 16 hours following first three infusions and then as clinically indicated. Manifestations of CRS may include fever, hypotension, hypoxia, chills, nausea, vomiting, rash, elevated transaminases, fatigue, and headache. CRS occurred in 89% of patients who received KIMMTRAK with 0.8% being grade 3 or 4. Ensure immediate access to medications and resuscitative equipment to manage CRS. Ensure patients are euvolemic prior to initiating the infusions. Closely monitor patients for signs or symptoms of CRS following infusions of KIMMTRAK. Monitor fluid status, vital signs, and oxygenation level and provide appropriate therapy. Withhold or discontinue KIMMTRAK depending on persistence and severity of CRS.

Skin Reactions

Skin reactions, including rash, pruritus, and cutaneous edema occurred in 91% of patients treated with KIMMTRAK. Monitor patients for skin reactions. If skin reactions occur, treat with antihistamine and topical or systemic steroids based on persistence and severity of symptoms. Withhold or permanently discontinue KIMMTRAK depending on the severity of skin reactions.

Elevated Liver Enzymes

Elevations in liver enzymes occurred in 65% of patients treated with KIMMTRAK. Monitor alanine aminotransferase (ALT), aspartate aminotransferase (AST), and total blood bilirubin prior to the start of and during treatment with KIMMTRAK. Withhold KIMMTRAK according to severity.

Embryo-Fetal Toxicity
KIMMTRAK may cause fetal harm. Advise pregnant patients of potential risk to the fetus and patients of reproductive potential to use effective contraception during treatment with KIMMTRAK and 1 week after the last dose.

The most common adverse reactions (≥30%) in patients who received KIMMTRAK were cytokine release syndrome, rash, pyrexia, pruritus, fatigue, nausea, chills, abdominal pain, edema, hypotension, dry skin, headache, and vomiting. The most common (≥50%) laboratory abnormalities were decreased lymphocyte count, increased creatinine, increased glucose, increased AST, increased ALT, decreased hemoglobin, and decreased phosphate.

For more information, please see full Summary of Product Characteristics (SmPC) or full U.S. Prescribing Information (including BOXED WARNING for CRS).

About KIMMTRAKConnect
Immunocore is committed to helping patients who need KIMMTRAK obtain access via our KIMMTRAKConnect program. The program provides services with dedicated nurse case managers who provide personalized support, including educational resources, financial assistance, and site of care coordination. To learn more, visit KIMMTRAKConnect.com or call 844-775-2273.

About Immunocore
Immunocore is a commercial-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, autoimmune, and infectious disease. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, Immunocore is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs. The Company’s most advanced oncology TCR therapeutic, KIMMTRAK has been approved for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma in the United States, European Union, Canada, Australia, and the United Kingdom.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “can,” “will,” “believe,” “expect,” “plan,” “anticipate,” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, statements regarding the Company’s 2023 financial outlook, milestone expectations, future expenses and revenue and financial performance; the therapeutic potential and expected clinical benefits, including overall survival benefit, of Immunocore’s products and product candidates, including KIMMTRAK, IMC-F106C, IMC-T119C, IMC-P115C, IMC-R117C, and IMC-M113V; expected capture rate for KIMMTRAK; expected expansion plans for KIMMTRAK; the Company’s belief that IMC-T119C is first-in-class ImmTAC;  the Company’s belief that IMC-R117C is first in class and first PIWIL targeted immunotherapy for colorectal and other gastrointestinal cancers; the development and expansion of Immunocore’s pipeline and the design, progress, timing, enrollment, scope, expansion and results of Immunocore’s existing and planned clinical trials, including statements regarding the ongoing enrollment of patients in the Phase 2/3 trial to investigate the potential of tebentafusp in advanced cutaneous melanoma, the continued expansion of, enrollment of additional patients in, and timing for reporting data from the monotherapy and combination arms of the IMC-F106C-101 trial, the planned IND timing for IMC-R117C, IMC-T119C and IMC-P115C; Immunocore’s ability to obtain and maintain regulatory approval for its products and product candidates; expectations regarding the potential market opportunity and potential commercial performance of KIMMTRAK and Immunocore’s other product candidates, if approved; the ability of and timing to obtain reimbursement decisions; statements regarding partnerships, including the amended partnership with Medison and the partnership with Genentech, and potential milestone payments under such partnerships; the continued launch of KIMMTRAK in additional countries and the potential to secure majority market share of patients with metastatic uveal melanoma; the establishment of KIMMTRAK globally as a first line treatment for metastatic uveal melanoma; the planned exploration of patient convenience; and Immunocore’s anticipated cash runway. Any forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond Immunocore’s control.

These risks and uncertainties include, but are not limited to, the impact of worsening macroeconomic conditions and the ongoing and evolving COVID-19 pandemic on Immunocore’s business, strategy, clinical trials, financial position and anticipated milestones, including Immunocore’s ability to conduct ongoing and planned clinical trials; Immunocore’s ability to obtain a clinical supply of current or future product candidates, or commercial supply of KIMMTRAK or any future approved products, including as a result of supply chain disruptions, the COVID-19 pandemic, the war in Ukraine or global geopolitical tension; Immunocore’s ability to obtain and maintain regulatory approvals for its product candidates; Immunocore’s ability to develop, manufacture and commercialize its product candidates; Immunocore’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK and any future approved products; Immunocore’s ability to successfully expand the approved indications for KIMMTRAK or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to the COVID-19 pandemic, patient enrollment delays or otherwise; Immunocore’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; unexpected safety or efficacy data observed during pre-clinical studies or clinical trials; actions of regulatory agencies, which may affect the initiation, timing and progress of Immunocore’s clinical trials or future regulatory approval; Immunocore’s need for and ability to obtain additional funding, on favorable terms or at all, including as a result of worsening macroeconomic conditions such as rising inflation and interest rates, volatility in the capital markets and related market uncertainty, the COVID-19 pandemic, the war in Ukraine and global geopolitical tension; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; clinical trial site activation or enrollment rates that are lower than expected; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

CONTACT:

Immunocore
Sébastien Desprez, Head of Communications
T: +44 (0) 7458030732
E: mailto:sebastien.desprez@immunocore.com
Follow on Twitter: @Immunocore

Consilium Strategic Communications (corporate and financial)
Mary-Jane Elliott/ Chris Welsh/Jessica Hodgson
T: +44 (0)203 709 5700
E: Immunocore@consilium-comms.com

Investor Relations
Clayton Robertson, Head of Investor Relations
T: +1 215-384-4781
E: ir@immunocore.com

Consolidated Statement of Loss

Comparison of the Years Ended December 31, 2022 and 2021:

	Year ended December 31,
	2022				2021
	$	’000	£	’000	£	’000
Product revenue		130,610		108,148		—
Pre-product revenue		10,460		8,661		3,010
Total revenue from sale of therapies		141,070		116,809		3,010
Collaboration revenue		32,521		26,928		23,510
Total revenue		173,591		143,737		26,520
Cost of product revenue		(548)		(454)		—
Net other operating income / (loss)		4		3		(57)
Research and development costs		(107,691)		(89,170)		(73,226)
Selling and administrative expenses		(113,189)		(93,723)		(88,399)
Operating loss		(47,833)		(39,607)		(135,162)
Finance income		3,809		3,154		47
Finance costs		(9,290)		(7,692)		(5,813)
Non-operating expense		(5,481)		(4,538)		(5,766)
Loss before taxes		(53,314)		(44,145)		(140,928)
Income tax credit		3,528		2,921		9,405
Loss for the period		(49,786)		(41,224)		(131,523)
Basic and diluted loss per share		(1.09)		(0.90)		(3.10)

Consolidated Statement of Loss

Comparison of the Quarters Ended December 31, 2022 and 2021:

	Quarter ended December 31,
	2022				2021
	$	’000	£	’000	£	’000
Product revenue		52,197		43,220		—
Pre-product revenue		(1,117)		(925)		3,010
Total revenue from sale of therapies		51,080		42,295		3,010
Collaboration revenue		6,964		5,767		3,583
Total revenue		58,044		48,062		6,593
Cost of product revenue		(132)		(109)		—
Net other operating income		2		2		13
Research and development costs		(32,774)		(27,138)		(20,072)
Selling and administrative expenses		(52,103)		(43,143)		(24,366)
Operating loss		(26,963)		(22,326)		(37,832)
Finance income		2,934		2,429		5
Finance costs		(3,837)		(3,177)		(1,348)
Non-operating expense		(903)		(748)		(1,343)
Loss before taxes		(27,866)		(23,074)		(39,175)
Income tax expense		(2,571)		(2,129)		(214)
Loss for the period		(30,437)		(25,203)		(39,389)
Basic and diluted loss per share		(0.63)		(0.54)		(0.90)

Cash Flows

	Year ended December 31,
	2022				2021
	$	’000	£	’000	£	’000
Cash and cash equivalents at beginning of the year		287,295		237,886		129,716
Net cash flows used in operating activities		(31,269)		(25,891)		(96,110)
Net cash flows from / (used in) investing activities		233		193		(367)
Net cash flows from financing activities		138,226		114,454		204,631
Net foreign exchange difference on cash held		7,122		5,897		16
Cash and cash equivalents at end of the year		401,607		332,539		237,886

Consolidated Statements of Financial Position as at December 31,

	2022		2021
	£	’000	£	’000
Non-current assets
Property, plant and equipment		6,472		8,944
Intangible assets		410		—
Right of use assets		25,173		22,593
Other non-current assets		7,342		4,935
Deferred tax asset		4,240		2,575
Total non-current assets		43,637		39,047
Current assets
Inventory		943		—
Trade and other receivables		46,711		15,208
Tax receivable		11,688		9,632
Cash and cash equivalents		332,539		237,886
Total current assets		391,881		262,726
Total assets		435,518		301,773
Equity
Share capital		97		88
Share premium		123,751		212,238
Foreign currency translation reserve		(3,097)		89
Other reserves		337,847		386,167
Share-based payment reserve		81,411		54,357
Accumulated deficit		(261,253)		(481,392)
Total equity		278,756		171,547
Non-current liabilities
Non-current accruals		1,479		—
Interest-bearing loans and borrowings		39,500		37,226
Deferred revenue		4,331		6,408
Lease liabilities		28,248		25,355
Provisions		114		57
Total non-current liabilities		73,672		69,046
Current liabilities
Trade and other payables		75,076		35,436
Deferred revenue		6,408		24,450
Lease liabilities		1,555		1,255
Provisions		51		39
Total current liabilities		83,090		61,180
Total liabilities		156,762		130,226
Total equity and liabilities		435,518		301,773